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Exhibit (a)(5)(xvi)

[709 NEWS LOGO]	P.O. Box 2220, Suite 100 Tel: 576-NEWS (6397) Fax: 709-753-7340 Website: www.bristolgroup.ca	139 Water Street, St. John's NL, A1C 6E6 Toll Free Tel: 1-888-709-NEWS (6397) Toll Free Fax: 1-877-709-NEWS (6397) E-mail: 709NEWS@bristolgroup.ca

PUBLICATION: The Telegram - St. John's, NL	DATE: May 31, 2006	Page: 2 Section: D

OIL AND GAS
Petro-Canada won't sweeten
takeover bid
Says Canada Southern offer 'fair'

BY JAMES STEVENSON
The Canadian Press — Calgary

        Petro-Canada (TSX:PCA) said Tuesday there was "no basis" for sweetening its offer for Canada Southern Petroleum, and is seeking to block the junior company's shareholder rights plan through Alberta's securities regulator.

        Petro-Canada's unsolicited $124-million bid became hostile last week when Canada Southern's board (TSX:CSW) rejected the offer, saying it did not adequately value the company's large land position in the Arctic islands, including several gas discoveries.

        But Petro-Canada rejects the notion that Canada Southern's high arctic gas reserves are close to being economically viable.

        "There's a lot of uncertainty about timing, which, of course, impacts on economics and therefore value of the resource," Kathy Sendall, Petro-Canada's senior vice-president of North American natural gas, said in an interview.

        Along with the dealing with the harsh Arctic environment, Sendall said development plans have not been determined yet, and there's no regulatory or fiscal regime in place.

        Petro-Canada said that with only a range of historical resource estimates available, it believed the junior firm's Arctic reserves were "significantly below" the approximately 20 trillion cubic feet of gas Canada Southern had suggested it held.

        Petro-Canada also said it has already had discussions with Alberta's securities regulator to set aside a shareholder rights or "poison pill" plan recently adopted by Canada Southern, which Petro-Canada believes restricts the rights of Canada Southern shareholders to accept the offer.

        Sendall said Petro-Canada took its takeover offer directly to shareholders after nearly two months of negotiations "and only when it became clear that we would unable to reconcile the differing views of the value between Petro-Canada and Canada Southern."

        Petro-Canada said its initial offer for Canada Southern on May 11 represented a 58 per cent premium over the pre-bid closing price.

        The stock initially jumped more than 60 per cent on the offer, and has continued to climb. In Tuesday trading on the Toronto Stock Exchange, Canada Southern shares rose a further 11 cents to $10.11.

        "I'm a bit surprised at where their shares are trading today, given all the uncertainty," said Sendall. "And we do believe that our offer is a fair one."

        Late Tuesday, in the escalating war of words between the two companies, Canada Southern issued its own news release pointing out that the Petro-Canada offer is now 18 per cent below its current share price.

        "Moreover, the Petro-Canada offer was opportunistically timed to coincide with a short-term drop in the Canadian junior oil and gas sector generally, and Canada Southern's share price, specifically," stated chairman Richard McGinity.

        Canada Southern also said it was "premature" for Petro-Canada to be pursuing legal action to strike down its shareholder rights plan while the company searches for potential white-knight bidders.

        "This is entirely consistent with the coercive nature of Petro-Canada's conduct throughout this process." said McGinity.

        "We are in active discussions with a number of interested parties about potential value-maximizing transactions. We will continue to pursue these discussions in the best interests of our shareholders."

        Petro-Canada shares fell $1.53 or three per cent to $49.72 on the Toronto stock market Tuesday.

        Key dates in this takeover battle include Canada Southern's annual shareholder meeting in Calgary on June 8, and the deadline to Petro-Canada's offer on June 20.

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  Exhibit (a)(5)(xvi)